Exhibit 99.1

January 18, 2018

Lithium Americas To Commence Trading on NYSE

and Provides Corporate Development Update

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (OTCQX: LACDF) (“Lithium Americas” or the “Company”) is pleased to provide the following update on its New York Stock Exchange (“NYSE”) listing and certain corporate developments.

Highlights:

•	Lithium Americas has received approval for the listing of its common shares on the NYSE, which are expected to begin trading on the NYSE under the symbol “LAC” on January 25, 2018
•	The Cauchari-Olaroz pond layout and design has been completed with the pond contractor mobilized at site and production pond construction scheduled to start in the coming weeks
•	Minera Exar currently has over 400 employees and contractors working in Argentina
•	Minera Exar has reviewed the development schedule for Cauchari-Olaroz and expects first production to commence in 2020
•	Lithium Americas continues to advance the preliminary feasibility study (“PFS”) for Lithium Nevada as planned, with the 2017 exploration drill program completed on time and budget

NYSE Listing:

Lithium Americas has received approval to list its common shares on the NYSE. The Company expects its common shares will open for trading on the NYSE on January 25, 2018, under the symbol “LAC”. The Company’s common shares will continue to trade on the OTCQX under the symbol “LACDF” until the close of market on January 24, 2018.

Cauchari-Olaroz Development Update:

Minera Exar S. A. (“Minera Exar”) has provided a development update on the Cauchari-Olaroz project in Jujuy, Argentina (“Cauchari-Olaroz”). Minera Exar is a 50/50 joint venture between Lithium Americas and Sociedad Quimica y Minera de Chile S.A (“SQM”) and holds a 100% interest in Cauchari-Olaroz.

Cauchari-Olaroz continues to progress detailed engineering which, excluding the plant design, is 50% complete and scheduled to be completed this quarter followed by final plant design to be completed in the second quarter of 2018. Construction activities associated with earthworks, roads and well platforms are well underway.

Minera Exar has more than 400 employees and contractors working in Argentina. The camp expansion, to add capacity for an additional 400 personnel, is well-advanced, and scheduled to be completed in the first quarter of 2018, allowing Minera Exar to continue with its development activities as planned. Work is continuing on wellfield optimization for a sustainable long-term operation. Pond layout and design is completed, with the pond contractor mobilized at the site as planned, and scheduled to start construction in the coming weeks. We expect the filling of ponds to commence during the third quarter of 2018.

Minera Exar’s Board of Directors has reviewed the progress of Cauchari-Olaroz and confirmed an updated development schedule, with first production now targeted to commence in 2020, rather than late 2019 as previously forecast. The updated schedule is a result of ongoing wellfield optimization and an updated pond construction and filling timeline.

Lithium Nevada Development Update:

Lithium Americas continues to advance Lithium Nevada, a clay-based lithium resource in the McDermitt Caldera. The 2017 exploration drill program was completed on time and budget with assay results expected in the coming months. Planning for a further 2018 exploration drill program is underway and focused on mapping the extent of the deposit. Progress on the geology, mine plan, process engineering and permitting remain on track to complete a PFS on Lithium Nevada as planned. For more information on Lithium Nevada and the PFS program underway, please see the Company’s press release dated October 23, 2017.

Qualified Persons:

The scientific and technical information in this news release relating to Cauchari-Olaroz and Lithium Nevada has been reviewed and approved by Dr. Rene LeBlanc, a Qualified Person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Dr. LeBlanc is Lithium Americas’ Senior Process Development Manager. Information on data verification performed on Cauchari-Olaroz and Lithium Nevada, as well as on known risks that could affect the potential development of such properties, is contained in Lithium Americas’ most recently filed annual information form and the current technical report for each of those properties, all available at www.sedar.com.

About Lithium Americas

Lithium Americas, together with SQM, is developing Cauchari-Olaroz, located in the Province of Jujuy, Argentina, through its 50% interest in Minera Exar. In addition, Lithium Americas owns 100% of Lithium Nevada (formerly Kings Valley project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals. The Company trades on the Toronto Stock Exchange and expects to trade, effective January 25, 2018, on the NYSE, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email:    ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-looking statements

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Such forward-looking information is subject to various risks and uncertainties. Forward-looking information in this news release includes, but is not limited to, statements with respect to the timing of commencement of trading of the Company’s securities on the NYSE, timing of development of the Cauchari-Olaroz project, including, but not limited to, in regard to pond construction and commencement of production at Cauchari-Olaroz, and timing of completion of a PFS for Lithium Nevada. Forward looking information is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information, including, but not limited to, risks and uncertainties related to whether there will ever be production at the Company’s mineral properties, geological, technical, drilling or processing problems, environmental liabilities and risks inherent in mineral extraction operations, lack of availability of additional financing, and obtaining regulatory approvals in a timely manner, or at all. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.